UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-50191

DAKOTA TERRITORY RESOURCE CORP.

(Exact name of registrant as specified in its charter)

141 Glendale Drive

Lead, South Dakota, United States 57754

(605) 717-2450

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*On March 31, 2022, pursuant to the previously announced Amended and Restated Agreement and Plan of Merger, dated as of September 10, 2021, as amended (the “Merger Agreement”), by and among Dakota Territory Resource Corp. (the “Company”), Dakota Gold Corp. (formerly JR Resources Corp.), a Nevada corporation (“Dakota Gold”), DGC Merger Sub I Corp., a Nevada corporation (“Merger Sub 1”), and DGC Merger Sub II LLC, a Nevada limited liability company (“Merger Sub 2”), Merger Sub 1 merged with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Dakota Gold, and subsequently, the Company merged with and into Merger Sub 2 (the “Second Merger”), with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of Dakota Gold.

Pursuant to the requirements of the Securities Exchange Act of 1934, Dakota Territory Resource Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DAKOTA TERRITORY RESOURCE CORP.

Date: April 6, 2022	By:	/s/ Shawn Campbell
	Name:	Shawn Campbell
	Title:	Chief Financial Officer